



**BLACKROCK**







.. RELEASE

# BlackRock Announces 1st Quarter Financial and Operating Results

CALGARY, ALBERTA, (May 10, 2005) - BlackRock Ventures Inc. (TSX:BVI) announced today its operating and financial results for the three months ended March 31, 2005.



Highlights of our first quarter activities include:

- Positive results from delineation drilling program at Seal, over 100 new development drilling locations confirmed.
- New heavy oil discovery announced at Chipmunk, in northern Alberta.
- Production from our conventional properties averaged 8,309 barrels of oil per day, 95% higher than the first quarter last year. Current production is near 10,000 barrels per day and our 2005 year-end production target remains unchanged at 14,000 barrels per day.
- Lower realized oil prices due to wide heavy oil differentials and high diluent costs.
- Completed 11 million common share equity financing, raising $117 million.

John Festival, President of BlackRock, commenting on first quarter activities indicated that "we had a very successful first quarter drilling program at Seal. Our delineation drilling program confirmed that we should have a 50-80 well development program on the Peace River block, a 25-40 well development on the Northern block and we received encouraging results on the Cadotte block, which we will follow-up next winter. In addition, we announced an exciting new heavy oil discovery at Chipmunk. Heavy oil prices were depressed in the first quarter but we have consistently maintained a strong balance sheet to cushion the Company against the effects of these temporary down periods in the cycle. We are still on track to reach our 2005 year-end production target of 14,000 barrels of oil per day."

**HIGHLIGHTS**



| | | Q1 2005 | | Q1 2004 |
|---|---|---|---|---|
| **Financial** (in $000s, except per share amounts) | | | | |
| Revenue (1) | $ | 13,081 | $ | 8,120 |
| Cash flow | $ | 6,631 | $ | 3,631 |
| Per share | $ | 0.08 | $ | 0.05 |
| Earnings | $ | 876 | $ | 730 |
| Per share | $ | 0.01 | $ | 0.01 |
| | | | | |
| Capital expenditures | $ | 24,600 | $ | 15,374 |
| Working capital | $ | 128,827 | $ | 2,874 |
| Common shares outstanding (000s) | | 94,903 | | 73,572 |
| Weighted average shares outstanding for the period (000s) | | 87,490 | | 73,569 |

BlackRock Ventures Inc.: 2600, 605 – 5 Avenue SW, Calgary, Alberta T2P 3H5 T: (403) 233-2253 Fax: (403)263-0437 Web site: blackrock-ven.com

**Operating**

| | | | | |
|---|---|---|---|---|
| Sales (boe/day) | | | | |
| Conventional heavy oil properties | | 8,309 | | 4,264 |
| Hilda Lake | | 394 | | 475 |
| | | 8,703 | | 4,739 |
| Average prices ($/bbl) | | | | |
| Conventional heavy oil properties | $ | 17.49 | $ | 20.92 |
| Hilda Lake | $ | 18.40 | $ | 21.03 |

(1) the net revenues from the Hilda Lake SAGD pilot are being capitalized and recorded as a reduction in the capital costs of the project until commercial production is achieved.

## Operations Review

### Seal

During the first quarter, BlackRock undertook an extensive evaluation of its Seal battery operations. The intention of the evaluation was to assess our operating procedures which could lead to improvements in overall facility efficiency. The biggest cost item in the operation of the battery is chemical costs, which represents about 40% of total facility expenses. During the evaluation we experimented with several different chemical combinations to treat the oil. As a result of these activities throughput capacity of the battery was temporarily reduced, but we are confident that the evaluation will result in lower costs and more efficient operations. In addition, during the first quarter, we elected to accelerate our maintenance program on the facility.

*Central Block*

We have drilled a total of 75 horizontal wells on the Central block to date, and have six wells left to drill before the block is fully developed. We have also installed a gas gathering system on this block which will provide fuel gas for the battery and will allow us to sell surplus gas volumes in the market.

*Peace River Block*

This winter BlackRock drilled five vertical test wells and five horizontal delineation wells on the Peace River block. The five vertical wells confirmed the presence of exploitable resource throughout the block. The three horizontal wells on the north half of the block tested at initial production rates in excess of 200 bopd per well and exceeded the initial production rate of the original discovery well. The Company plans to develop this portion of the block with fifty horizontal wells which are expected to initially average approximately 200 bopd per well. Two of the wells located toward the south end of the block encountered slightly lower permeability reservoir. However, BlackRock expects to commercially develop the southern portion of the block with twenty to thirty horizontal wells, which are each expected to initially average approximately 150 bopd. This summer BlackRock intends to establish permanent road access into the Peace River block and file an application for commercial development with the EUB. Commercial development drilling will commence in 2006, and construction of new treating facilities and a ten mile extension of the Seal heavy oil pipeline will be completed in late 2006 or early 2007. BlackRock has a 100% working interest in 8 ¼ sections of land on the Peace River block.

*Northern Block*
This winter BlackRock drilled three vertical test wells and two horizontal delineation wells on the Northern block. The two horizontal wells stabilized at approximately 240 bopd and 110 bopd. This program confirmed the potential for a minimum twenty-five well development program, and plans are being made for additional delineation work next winter which the Company anticipates will increase the potential for additional horizontal wells to be drilled. The Company will also conduct a reservoir modeling study this summer to assess the potential of a commercial water flood development scheme and to evaluate the use of multi-lateral horizontal wells in the thinner Bluesky reservoir on the Northern block. BlackRock has an average working interest of 75% on 16 sections of land on the Northern block.

*Cadotte Block*
This winter, BlackRock drilled three vertical test wells and the first horizontal production test well on the Cadotte block. The horizontal well stabilized at an average initial production rate of approximately 160 bopd of 12° API gravity oil. This test confirms the potential for commercial development on the western part of the Cadotte block. Vertical test well drilling confirmed that the southeast portion of the Cadotte block is likely unsuitable for commercial development. The Company is now planning an expanded delineation program on the western portion of the Cadotte block for next winter, and a production test of the northern portion of the block. BlackRock averages 75% working interest in 31 sections of land on the Cadotte Block.

*Eastern Block*
No new drilling occurred on the Eastern block in the first quarter of 2005. In November of 2004, BlackRock commenced commercial development of the Eastern block with a fifteen horizontal well and seven vertical well program. Initial production rates from the horizontal wells are averaging 150 bopd per well, which is consistent with Company predictions. The Company will continue commercial development operations in the third quarter of 2005 with a 35 to 40 well horizontal drilling program planned. BlackRock has an average 75% working interest in 22 sections of land on the Eastern block.

*Peace River North Block*
Due to the ambiguity of the results from the initial wells drilled on this block, BlackRock elected not to continue its farm-in earning obligations this winter. To date, we have earned a 50% interest in 6 sections of land on this block.

*Facilities and Infrastructure*
Expansion is underway on the Central block battery which will increase total processing capacity to 23,000 bopd (BlackRock working interest is 50%) and is expected to be complete in the third quarter of 2005.

A booster station is being built on the Seal heavy oil pipeline (BlackRock working interest is 45%) in order to increase through-put to its design capacity of 58,000 barrels per day. Based on the development activity that BlackRock and other area operators have planned, this increased pipeline capacity will be needed within 18 months.

**Orion SAGD Project (Hilda Lake Pilot)**
All of our efforts at Hilda Lake are focused on being in a position to make a decision later this year to proceed with the 20,000 barrel per day commercial project. Detailed engineering design work on the surface facilities is underway, which will include an updated cost estimate for the project. We have completed a 3D seismic program over the pilot area and will drill eight vertical stratigraphic wells in the third or fourth quarter. These activities will confirm the location and orientation of the initial set of horizontal wells to be drilled. In the meantime, we continue to operate the pilot which is producing about 400 barrels of oil per day.

**Chipmunk**
In March, BlackRock announced a new heavy oil discovery at Chipmunk, in northern Alberta. Chipmunk is

located approximately 25 kilometres southeast of BlackRock's Seal project, in the Peace River oilsands area. To date, BlackRock and its partner, Talisman Energy Canada, have completed three successful vertical wells at Chipmunk. Production from these three wells reached a combined rate in excess of 900 barrels of oil per day. This production is from reef-like structures in the Mississippian Pekisko Formation. These reef-like structures, known as Waulsortian mounds, occur along a southwest to northeast linear trend approximately 6 miles wide and 50 miles long. We have acquired 65,000 gross acres of land along this trend. Based on 470 kilometres of 2D seismic, the Company has identified 78 reef-like anomalies on this acreage. We recently completed shooting a 40 square km 3D seismic program over our acreage. The information from this program will be interpreted over the next three months and will help us to identify the quantity, size and structure of these anomalies. BlackRock's average working interest at Chipmunk is 55%. The discovery is within 10 kilometres of BlackRock's Seal pipeline which will enable BlackRock to make use of nearby heavy oil infrastructure.

**Lloydminster**

At Lloydminster, one new well was drilled during the first quarter. This well will be completed and put on production in the second quarter. BlackRock has a nine well program planned to begin in June. These wells will be drilled primarily in the Forestbank and Maidstone areas. We expect to drill about 20 wells in the Lloydminster area this year.

**Production**

Oil production for the three months ended March 31, 2005 was 8,703 barrels per day, an 84% increase compared to the same period in 2004. The increase is attributable to drilling activity at Seal during the second half of 2004. Production from the Seal area was 5,826 barrels of oil per day in the first quarter of 2005, 6% higher than our fourth quarter 2004 production. Our 2004 year-end production rate at Seal was approximately 7,800 barrels per day. Although the wells were capable of producing at this level during the first quarter, as a result of the maintenance and optimization work undertaken on the battery during the period we did not have the processing capacity to handle this much oil and production was curtailed. Seal production was back up to the year-end levels by late April. Much of the production at our new discovery at Chipmunk was not put on production until late in the quarter and as a result it did not add significantly to our average for the quarter. The Chipmunk wells are currently shut-in as a result of spring break-up. We expect to put these wells back on production in June.

| Average Daily Production | Three months ended March 31, | |
|---|---|---|
| (boe/d) | 2005 | 2004 |
| Seal | 5,826 | 2,221 |
| Lloydminster | 2,266 | 2,043 |
| Chipmunk | 217 | - |
| | 8,309 | 4,264 |
| Hilda Lake SAGD pilot | 394 | 475 |
| | 8,703 | 4,739 |

## Management's Discussion and Analysis of Financial Results

*Management's discussion and analysis (MD&A), dated as of May 9, 2005, should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2005, and the audited financial statements and MD&A for the year ended December 31, 2004. MD&A contains the term cash flow from operations and cash flow per share. These terms are not defined under Canadian Generally Accepted Accounting Principles. Cash flow from operations, as used in this presentation, represents cash flow from operating activities before changes in non-cash working capital. We believe this measure demonstrates the Company's ability to generate cash flow to fund future growth. BlackRock's determination of cash flow from operations may not be comparable to that reported by other companies.*

### Business Environment

Crude oil prices remained strong during the first quarter of 2005, with WTI prices averaging US$49.84 per barrel compared with US$48.28 per barrel in the fourth quarter of 2004 and US$41.40 per barrel for all of 2004. Continued strong demand, limited surplus supply capacity and on-going potential supply disruptions in unstable areas of the world are contributing to the strong oil prices.

Most of BlackRock's production revenues are derived from the sale of heavy oil, which will receive a lower price than light oil due to increased refining requirements to process each barrel. Heavy oil differentials (the discount to light oil) remained wide during the first quarter compared with historical averages, with the WTI/Bow River differential averaging US$18.06 per barrel. The increase in the differential reflects increased heavy oil production in Canada, limited refining capacity for heavy oil, as well as the underlying increase in light oil prices. The Bow River heavy oil reference price was 64% of the WTI price, which is considerably lower than the 5 year average, which is approximately 72% of light oil prices.

The crude oil that BlackRock produces is a lower gravity crude than the Bow River heavy reference price and, therefore, we receive a lower price than the reference price. This lower realized oil price is generally the result of buying diluent (condensate) which is blended with heavy oil to create a product that meets pipeline specifications. Diluent prices increased significantly in the first quarter of 2005, with benchmark condensate prices averaging US$12.76 per barrel higher than WTI prices. Historically, diluent prices typically trade at only a slight premium to WTI prices. Diluent prices have a significant effect on our realized oil price, especially in the Seal area, where we have to add approximately 0.4 barrels of diluent for every barrel of oil produced.

The trend is for oil prices to remain strong. The WTI strip price for the reminder of 2005 and for 2006 is about US$54 per barrel and US$53 per barrel respectively. Indications are that the Bow River heavy differential is expected to remain wider than historical averages, with the differential remaining in the US$19-20 per barrel range. Condensate premiums are expected to moderate later in the year.

| | **2005** | 2004 | 2004 | 2004 | 2004 | 2000-2004 |
|---|---|---|---|---|---|---|
| | **Q1** | Q4 | Q3 | Q2 | Q1 | 5 yr avg |
| WTI crude oil price (US$) | **49.84** | 48.28 | 43.88 | 38.31 | 35.14 | 30.92 |
| Bow River heavy differential (US$) | **18.06** | 18.77 | 11.78 | 10.82 | 8.63 | 8.58 |
| Hardisty Bow River heavy price (Cdn$/bbl) | **38.97** | 36.10 | 41.96 | 37.40 | 34.93 | 32.27 |
| Bow River reference price as a % of WTI | **63.8** | 61.1 | 73.2 | 71.8 | 75.4 | 72.3 |
| Condensate premiums | **12.76** | 1.91 | (0.89) | 3.75 | 1.63 | 0.85 |
| Average exchange rate | **0.815** | 0.819 | 0.765 | 0.736 | 0.759 | 0.688 |

## Results of Operations

### Revenues

| | 2005 | 2004 | 2004 |
|---|---|---|---|
| | **Q1** | Q4 | Q1 |
| Net revenues ($000s) | **13,081** | 13,667 | 8,120 |
| Average price (Cdn$/bbl) | **17.49** | 18.62 | 20.92 |
| Production (BOE/day) | **8,309** | 7,979 | 4,264 |

Oil and gas revenues were $13.1 million in the first quarter of 2005, a 61% increase compared to the first quarter of 2004. The increase reflects a 95% increase in sales volumes offset by a 16% decrease in the average wellhead price we received for our oil.

The increase in sales volumes was due to the continued development of our Seal project in northwestern Alberta. Production from the Seal area now represents over 70% of our total conventional production compared to 52% for the first quarter of 2004.

The decrease in our wellhead price received in the first quarter of 2005 compared to the first quarter of 2004 was due to the widening of the heavy oil differential, as well as the significant increase in condensate costs experienced during the period.

Compared to the fourth quarter of 2004, our production revenues in 2005 were down 4%. A 4% increase in sales volumes was offset by a 6% decrease in the average selling price of our oil. Our first quarter sales volumes of 8,309 barrels per day were lower than our 2004 year-end production of 10,400 barrels of oil per day. During the first quarter, we undertook extensive evaluation and testing of our Seal area processing facility. This included, among other things, testing different chemical combinations to treat Seal production. While this testing temporarily resulted in reduced capacity of the battery, the objective of the evaluation was to improve overall efficiency of the facility by decreasing chemical costs, reducing the amount of condensate used during processing and improving throughput capacity in the battery. In addition, the relatively low heavy oil prices provided little incentive to maximize production during the period and, as a result, we elected to accelerate facility maintenance and de-bottlenecking at Seal during the quarter.

### Royalties

| | 2005 | 2004 | 2004 |
|---|---|---|---|
| | **Q1** | Q4 | Q1 |
| Royalty expenses ($000s) | **1,036** | 1,028 | 978 |
| Royalty $/BOE | **1.38** | 1.40 | 2.52 |
| Royalty rate | **8%** | 8% | 12% |

Royalty expense was comparable in the first quarter of 2005 and 2004. Although revenues were significantly higher in 2005, the average royalty rate was lower due to an increased percentage of sales revenues derived from the Seal area, which has the lower oilsands royalty rate during the pre-payout period.

### Operating Costs

| | 2005 Q1 | 2004 Q4 | 2004 Q1 |
|---|---|---|---|
| Operating costs ($000s) | **5,212** | 5,261 | 3,016 |
| $/BOE | **6.97** | 7.17 | 7.77 |
| By major area ($/boe) | | | |
| Seal | **6.06** | 5.44 | 6.51 |
| Lloydminster | **9.04** | 10.97 | 9.15 |

Operating costs in the first quarter were higher than the same period last year due to increased sales volumes in 2005. On a per barrel basis, operating costs dropped to $6.97 per barrel in 2005 from $7.77 per barrel in the first quarter of 2004. The decrease on a per barrel basis reflects additional sales volumes from the Seal area, which is our lowest cost field.

The increase in operating costs at Seal in the first quarter ($6.06 per barrel) compared to the fourth quarter of 2004 ($5.44 per barrel) is a result of the maintenance work on the Seal battery undertaken during the quarter.

### General & Administrative Costs

| | 2005 Q1 | 2004 Q4 | 2004 Q1 |
|---|---|---|---|
| Cash G&A expense ($000s) | **219** | 189 | 366 |
| $/BOE | **0.29** | 0.26 | 0.94 |
| Stock based G&A expense ($000s) | **763** | 727 | 13 |
| $/BOE | **1.02** | 0.99 | 0.03 |

Total cash general and administrative costs were higher in 2005; however, due to higher overhead recoveries generated from increased activity levels, our overall net cash administrative costs decreased in 2005 compared to the first quarter of 2004. Cash administrative costs are expected to increase during the year as we add staff to manage increased production and activity levels.

Stock-based compensation represents the cost associated with expensing the value of stock options granted to employees, directors and consultants. In 2005, stock-based compensation increased to $763,000, or $1.02 per boe, compared with $13,000 in 2004. The increase reflects additional stock options granted to employees in 2004. If there are no changes to the number of stock options outstanding, the amount expensed as stock-based compensation will be approximately $3 million per year in 2005 and 2006.

### Depletion and Depreciation Expense

| | 2005 Q1 | 2004 Q4 | 2004 Q1 |
|---|---|---|---|
| Total expense ($000s) | **4,190** | 4,086 | 2,363 |
| $/BOE | **5.60** | 5.57 | 6.09 |

The first quarter depletion and depreciation rate in 2005 was lower than the prior year due to increases in oil reserves additions at relatively low finding and development costs during 2004.

## Taxes

| | 2005 Q1 | 2004 Q4 | 2004 Q1 |
|---|---|---|---|
| Capital tax and Saskatchewan Resource Surcharge ($000s) | **165** | 175 | 233 |
| Future tax provision ($000s) | **802** | 560 | 525 |

The provision for future income taxes results in an effective tax rate for 2005 of 44% compared to 35% in the first quarter of 2004. The increased effective tax rate in 2005 reflects the non-deductibility of stock based compensation for tax purposes.

In its most recent federal budget, the Canadian government proposed to reduce corporate income tax rates by approximately 3% over the next five years. The legislation to pass these tax reductions was not considered to be substantially enacted and, as a result, no tax adjustments have been reflected in the financial statements in the first quarter of 2005. In addition, in its most recent budget, the Alberta government did not make any changes to its corporate tax rate and therefore it remains at 11.5%.

The Company had previously indicated that it may pay current income taxes of approximately $5 million in 2005. If first quarter heavy oil prices continue for the remainder of the year, the Company would not expect to pay cash income taxes in 2005.

## Hilda Lake SAGD Project

| | 2005 Q1 | 2004 Q4 | 2004 Q1 |
|---|---|---|---|
| Production (BOE/day) | **394** | 494 | 475 |
| Average price (Cdn$/bbl) | **18.40** | 19.93 | 21.03 |
| Net operating revenues ($000s) | **(6)** | 355 | 380 |

The revenues and expenses from BlackRock's Hilda Lake SAGD pilot project are being capitalized until the project reaches the commercial production stage. During the first quarter of 2005, the project sold an average of 394 barrels of oil per day, generating a net operating loss of $6,000 for the quarter.

## Net Earnings and Cash Flow

| | 2005 Q1 | 2004 Q4 | 2004 Q1 |
|---|---|---|---|
| Net earnings ($000s) | **876** | 1,923 | 730 |
| Per Share | **0.01** | 0.02 | 0.01 |
| Cash flow from operations ($000s) | **6,631** | 7,296 | 3,631 |
| Per Share | **0.08** | 0.09 | 0.05 |

The increase in net earnings and cash flow from operations in the first quarter compared with the first quarter of 2004 is due principally to the increased sales volumes in 2005. The decrease in earnings and cash flow from the fourth quarter of last year reflects the lower wellhead sales price received in the first quarter of 2005.

**Netback Summary**

| ($/BOE) | **2005 Q1** | 2004 Q4 | 2004 Q1 |
|---|---|---|---|
| Revenue | **17.49** | 18.62 | 20.92 |
| Royalties | **1.38** | 1.40 | 2.52 |
| Operating costs | **6.97** | 7.17 | 7.77 |
| Field netback | **9.14** | 10.05 | 10.63 |

**Liquidity and Capital Resources**

As at March 31, 2005, BlackRock had working capital of $128.8 million and no long term debt. In March, we issued 11,000,000 common shares at $11.25 per share, which raised net proceeds of approximately $117 million. These proceeds will be used to fund our exploration and development programs and other corporate activities. At the present time we do not expect our 2005 capital budget to change significantly as a result of the recent financing; however, the additional funds will allow us to plan our future years' programs.

Capital expenditures were $24.6 million in the first quarter of 2005. The majority of expenditures occurred in the Seal area, where we spent $20 million. The major capital expenditure activities undertaken during the first quarter included the drilling of eight (7.5 net) horizontal wells and 12 (8 net) vertical wells. In addition, BlackRock commenced the expansion of the Seal battery to increase capacity to 23,000 barrels of oil per day. The facility expansion is expected to be completed during the third quarter.

BlackRock has no material off-balance sheet arrangements and it did not have any related party transactions during the first quarter of 2005.

During the first quarter of 2005, there were no new accounting standards adopted by the CICA which would have a significant effect on our current operations. Certain of our accounting policies require that we make estimates and assumptions that can affect the value of our assets, liabilities, revenues and expenses. For a discussion on these estimates please refer to our MD&A for the year ended December 31, 2004 included in our 2004 annual report.

There have been no new developments regarding the $12.5 billion lawsuit filed by Chief Clifford Laboucan and the Whitefish Lake First Nation against the Company, the Province of Alberta, and Mr. John Festival, President of BlackRock. Management of BlackRock believes that the Claim, as it relates to BlackRock and Mr. Festival, has no merit and are seeking dismissal of the Claim.

The following table indicates the common shares and stock options issued and outstanding at March 31, 2005 and December 31, 2004:

| | March 31, 2005 | December 31, 2004 |
|---|---|---|
| Common shares outstanding | 94,903,106 | 83,783,106 |
| Weighted average number of shares outstanding during the period | 87,489,773 | 81,117,839 |
| Average trading volume | 502,000 | 303,000 |
| Trading prices | | |
| High | 12.34 | 8.15 |
| Low | 6.90 | 3.98 |
| Close | 10.56 | 7.35 |
| Stock options outstanding | 6,232,500 | 6,182,500 |

**Financial Summary, by quarter**

| | **2005 Q1** | 2004 Q4 | 2004 Q3 | 2004 Q2 | 2004 Q1 | 2003 Q4 | 2003 Q3 | 2003 Q2 |
|---|---|---|---|---|---|---|---|---|
| Revenues, net ($000's) | **13,081** | 13,667 | 13,375 | 9,765 | 8,120 | 6,882 | 7,201 | 5,375 |
| Net earnings ($000's) | **876** | 1,923 | 3,436 | 1,909 | 730 | 874 | 870 | 483 |
| Per share | **0.01** | 0.03 | 0.04 | 0.02 | 0.01 | 0.01 | 0.01 | 0.01 |
| Per diluted share | **0.01** | 0.03 | 0.04 | 0.02 | 0.01 | 0.01 | 0.01 | 0.01 |

**Outlook**

Heavy oil production in the second quarter is expected to average near 10,000 barrels per day. We are targeting for our 2005 year-end oil production to reach 14,000 barrels per day. The majority of this increase will occur in the fourth quarter as our development drilling program at Seal begins in late June or early July.

Our planned 2005 capital program has recently been increased from $75 to $85 million; however, this amount is readily adjustable as circumstances change. This program will be financed from existing working capital and internally generated cash flow.

***Forward-looking Statements***

*This document contains forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those contemplated. These risks include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although BlackRock believes that the expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.*

For further information, please contact:

**John Festival, President or**

**Don Cook, Chief Financial Officer**
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX: BVI),
visit our website, www.blackrock-ven.com

# BLACKROCK VENTURES INC.

Balance Sheets, as at
(unaudited)

| (Cdn $ in thousands) | | March 31, 2005 | | December 31, 2004 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets | | | | |
| Cash and term deposits | $ | 124,264 | $ | 30,712 |
| Accounts receivable | | 18,959 | | 20,681 |
| Inventory | | 1,247 | | 1,121 |
| Prepaid expenses | | 326 | | 444 |
| | | 144,796 | | 52,958 |
| Oil and gas properties (note 2) | | 139,317 | | 118,607 |
| Other assets | | 198 | | 192 |
| | $ | 284,311 | $ | 171,757 |
| **Liabilities and Shareholders' Equity** | | | | |
| Current liabilities | | | | |
| Accounts payable and accruals | $ | 15,969 | $ | 23,516 |
| Asset retirement obligation (note 5) | | 7,761 | | 7,475 |
| Future income taxes | | 10,203 | | 11,837 |
| | | 33,933 | | 42,828 |
| Shareholders' equity | | | | |
| Common shares (note 3) | | 242,840 | | 123,030 |
| Contributed surplus | | 1,959 | | 1,196 |
| Retained earnings | | 5,579 | | 4,703 |
| | | 250,378 | | 128,929 |
| | $ | 284,311 | $ | 171,757 |

# BLACKROCK VENTURES INC.

Statements of Operations and Retained Earnings (deficit)
Three months ended March 31,
(unaudited)

| (Cdn $ in thousands, except per share amounts) | | 2005 | | 2004 |
|---|---|---|---|---|
| **Revenue** | | | | |
| Oil and gas | $ | 14,563 | $ | 9,645 |
| Transportation costs | | (1,482) | | (1,525) |
| | | 13,081 | | 8,120 |
| Royalties | | (1,036) | | (978) |
| | | 12,045 | | 7,142 |
| **Operating expenses** | | | | |
| Production | | 5,212 | | 3,016 |
| General and administrative, net | | 219 | | 366 |
| Stock-based compensation | | 763 | | 13 |
| Depletion, depreciation and accretion | | 4,190 | | 2,363 |
| | | 10,384 | | 5,758 |
| Earnings before undernoted | | 1,661 | | 1,384 |
| Other income | | | | |
| Interest income | | 182 | | 104 |
| Earnings before income taxes | | 1,843 | | 1,488 |
| Provision for income taxes | | | | |
| Current | | 165 | | 233 |
| Future | | 802 | | 525 |
| | | 967 | | 758 |
| **Earnings for the period** | | 876 | | 730 |
| Retained earnings (deficit), beginning of period | | 4,703 | | (3,295) |
| Retained earnings (deficit), end of period | $ | 5,579 | $ | (2,565) |

| | | | | |
|---|---|---|---|---|
| Earnings per share (note 9) | | | | |
| Basic | $ | 0.01 | $ | 0.01 |
| Diluted | $ | 0.01 | $ | 0.01 |

# BLACKROCK VENTURES INC.

Statements of Cash Flows
Three months ended March 31,
(unaudited)

| (Cdn $ in thousands) | 2005 | 2004 |
|---|---|---|
| Cash provided by (used in): | | |
| OPERATING ACTIVITIES | | |
| Earnings for the period | $ 876 | $ 730 |
| Non-cash charges to earnings | | |
| Depletion, depreciation and accretion | 4,190 | 2,363 |
| Future income taxes | 802 | 525 |
| Stock-based compensation | 763 | 13 |
| Cash flow from operations | 6,631 | 3,631 |
| Net change in non-cash working capital | (5,124) | 742 |
| | 1,507 | 4,373 |
| INVESTMENT ACTIVITIES | | |
| Additions to oil and gas properties | (24,600) | (15,374) |
| Other assets | (19) | (11) |
| Net change in non-cash working capital | (709) | 2,444 |
| | (25,328) | (12,941) |
| FINANCING ACTIVITIES | | |
| Net proceeds on issue of common shares | 117,373 | 196 |
| Increase (decrease) in cash | 93,552 | (8,372) |
| Cash and term deposits, beginning of period | 30,712 | 15,176 |
| Cash and term deposits, end of period | $ 124,264 | $ 6,804 |
| Supplemental disclosure: | | |
| Cash interest received | $ 168 | $ 104 |
| Cash taxes paid (Saskatchewan resource tax and federal large corporation tax) | $ 215 | $ 233 |

## 1. Basis of presentation

The accompanying financial statements have been prepared without audit. These interim financial statements have been prepared following the same accounting policies and methods used in the financial statements for the year ended December 31, 2004. These financial statements should be read in conjunction with the audited financial statements included in the Company's 2004 annual report.

## 2. Oil and Gas Properties

| (Cdn $ in thousands) | March 31, 2005 | December 31, 2004 |
|---|---|---|
| Petroleum and natural gas interests | $ 162,760 | $ 139,874 |
| Accumulated depletion and depreciation | (36,704) | (32,650) |
| | 126,056 | 107,224 |
| Hilda Lake SAGD project | 13,261 | 11,383 |
| | $ 139,317 | $ 118,607 |

During the three months ended March 31, 2005, the Company capitalized $364,000 (2004 – $242,000) of general and administrative costs related to exploration and development activity.

At March 31, 2005, the depletion and depreciation calculation excluded unproved properties (principally undeveloped land and the Hilda Lake SAGD project) of $20,946,000 (2004 - $24,936,000).

The Company's activities include the construction and operation of a pilot plant on its Hilda Lake, Alberta bitumen property using the Steam Assisted Gravity Drainage ("SAGD") technology, following which a determination will be made regarding commercial production. The recoverability of expenditures incurred on the Hilda Lake property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the property, and upon future profitable production, or alternatively upon the Company's ability to dispose of its interest for net proceeds in excess of the carrying value of its interest.

## 3. Capital Stock

(a) Authorized:

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

(b) Issued:

| (Cdn $ in thousands) | Number of Shares | | Amount |
|---|---|---|---|
| **Common shares** | | | |
| Balance, December 31, 2004 | 83,783,106 | $ | 123,030 |
| Issued for cash | 11,000,000 | | 123,750 |
| Issue costs, net of tax benefits of $2,437 | - | | (4,050) |
| Stock options exercised | 120,000 | | 110 |
| Balance, March 31, 2005 | 94,903,106 | $ | 242,840 |

(c) Stock Options:

Changes in the number of shares issuable under outstanding options were as follows:

| | Number of Shares | | Range of Exercise Prices Per Share | | Average Exercise Price Per Share |
|---|---|---|---|---|---|
| Balance December 31, 2004 | 6,182,500 | $ | 0.57 – 7.40 | $ | 4.33 |
| Granted | 170,000 | | 11.21 | | 11.21 |
| Exercised | (120,000) | | 0.62 – 2.40 | | 1.10 |
| Balance March 31, 2005 | 6,232,500 | $ | 0.57 – 11.21 | $ | 4.58 |

On August 10, 2004, the Company agreed to issue two million stock options to the officers of the Company. The Company does not presently have a sufficient number of Common Shares available and reserved for issuance pursuant to the exercise of options under the Company's Stock Option Plan, and therefore the granting of such options is conditional on the Company obtaining the approval of shareholders to approve the option grant and to increase the maximum number of Common Shares issuable under the Stock Option Plan. The 2,000,000 stock options granted to these officers are included in the number of stock options outstanding as at March 31, 2005.

The following table sets forth information about stock options outstanding as at March 31, 2005.

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Price | Number of Options | Weighted Average Price Per Share | Remaining Contractual Life (yrs) | Options Exercisable | Weighted Average Price Per Share |
| $0.57-$0.99 | 457,500 | $ 0.68 | 4.1 | 457,500 | $0.68 |
| $1.00-$1.99 | 220,000 | 1.32 | 5.9 | 186,667 | 1.21 |
| $2.00-$2.40 | 2,377,500 | 2.25 | 7.3 | 1,606,666 | 2.23 |
| $4.95-$7.40 | 3,007,500 | 6.89 | 9.3 | - | - |
| $7.41-$11.21 | 170,000 | 11.21 | 10 | - | - |
| | 6,232,500 | $4.58 | 8.2 | 2,250,833 | $1.83 |

## 4. Bank Credit Facilities

As at March 31, 2005, the Company has a demand revolving credit facility with a Canadian chartered bank with an authorized credit limit of $5 million. Advances under the facility bear interest at the bank's prime lending rate plus ¼ percent per annum. The authorized credit limit is subject to annual review and redetermination. The facility is collateralized by a fixed and floating debenture in the amount of $8 million

on the Company's oil and gas properties other than the Hilda Lake property. At March 31, 2005, there were no advances outstanding under this facility.

## 5. Asset Retirement Obligations

Changes to asset retirement obligations were as follows:

| (Cdn $ in thousands) | | 2005 | | 2004 |
|---|---|---|---|---|
| Asset retirement obligations, beginning of period | $ | 7,475 | $ | 6,078 |
| Increase in liabilities | | 170 | | 65 |
| Accretion expense | | 116 | | 96 |
| Asset retirement obligations, end of period | $ | 7,761 | $ | 6,239 |

At March 31, 2005, the estimated total undiscounted future amount required to settle the asset retirement obligations was $12.2 million. These obligations will be settled based on the useful lives of the underlying assets, which ranges from one to 20 years. The present value of the asset retirement obligations has been calculated using a credit adjusted risk free rate of 6.25% and an inflation rate of 1.5%.

## 6. Commitments

The Company has entered into certain commitments related to transportation and processing agreements, capital commitments and leasing of office premises. As at March 31, 2005, the payments due under these commitments are as follows (Cdn $ in thousands):

| | | |
|---|---|---|
| 2005 | $ | 5,418 |
| 2006 | | 1,350 |
| 2007 | | 1,350 |
| 2008 | | 1,355 |
| 2009 | | 888 |
| Thereafter | $ | 522 |

## 7. Legal proceedings

In 2003, after a seven-month consultative process with the Whitefish Lake First Nation ("WLFN") and other stakeholders, the Company obtained a permit from the Alberta Energy and Utilities Board ("AEUB") allowing the Company to construct a heavy oil pipeline in the Seal Lake area. The AEUB did not grant the WLFN intervenor status to oppose the permit application on the basis that the WLFN had not established the potential for direct and adverse impact on legally recognized rights. The WLFN applied for leave to appeal the denial of standing. In addition, the WLFN applied for an injunction to stop construction of the pipeline pending its appeal. In February 2004, the Court of Appeal of Alberta denied the WLFN's request for an injunction but granted the WLFN leave to appeal on the issue of whether the AEUB had applied the appropriate standard in reaching its decision to deny the WLFN status to oppose the application. The WLFN has not pursued an appeal of this decision.

If the Court of Appeal of Alberta determines that the AEUB did not apply the correct standard in reaching its decision to deny the WLFN standing, then the matter will likely be referred back to the AEUB with a direction to reconsider whether the WLFN should be granted intervenor status. If the WLFN is then granted intervenor status, the AEUB could reconsider the granting of the pipeline permit during which process the WLFN, the Company and other affected parties would have the right to be heard. After such reconsideration, the AEUB could, among other things, grant the permit again with the same conditions as the original permit, grant the permit with additional conditions or deny the permit altogether. In the event that the AEUB denies the permit, the Company could not continue to operate the pipeline, although the

Company would have the right to re-apply to the AEUB for another permit.

On March 22, 2004, Chief Clifford Laboucan and the WLFN (together, the "Plaintiffs") filed a Statement of Claim (the "Claim") in the Court of Queen's Bench of Alberta (the "Court"), naming the Province of Alberta, the Company and Mr. John Festival, President of the Company, as defendants.

In the Claim, the Plaintiffs have advanced a significant aboriginal land claim alleging entitlement to over 300,000 acres of land in Alberta, including leases and mineral rights. The Plaintiffs allege that when the WLFN selected its reserve lands, it was not advised by the Federal Government of the possible existence of minerals on certain lands and as such the WLFN is now entitled to select, and the Province of Alberta has the obligation to provide, lands containing mineral reserves. Accordingly, the Plaintiffs claim ownership of all of the Company's developments, licences, tenures, permits, leases, mineral rights and titles in the Seal Lake area. In addition, the Plaintiffs allege that the Province of Alberta and the Company did not properly consult with the WLFN prior to the AEUB authorizing the construction of the Company's pipeline and breached various fiduciary, trust, legal and equitable obligations to the WLFN, and that the Federal Government and others have acted fraudulently. The Plaintiffs are also seeking general, punitive and aggravated damages against the Province of Alberta, the Company and Mr. Festival totaling $12.5 billion.

Management of the Company believes that the Claim, as it relates to the Company and Mr. Festival, has no merit and has filed a Statement of Defense and intends to seek dismissal of the Claim. However, the Company cannot predict the outcome of these proceedings or whether these proceedings will lead to monetary damages, which could have a material adverse effect on the Company's financial position.

**8. Financial instruments**

Periodically, the Company will enter into contracts that reduce its exposure to fluctuations in the price of crude oil by locking in a fixed price for a portion of its crude oil production. As of March 31 2005, none of the Company's future production was hedged.

**9. Earnings Per Share**

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Net earnings (Cdn $ in thousands) | $ | 876 | $ | 730 |
| Weighted average number of shares outstanding | | 87,489,773 | | 73,569,105 |
| Number of shares added to the weighted average number of shares outstanding to account for the dilutive effect of employee stock options | | 3,302,866 | | 3,302,866 |
| Basic earnings per share | $ | 0.01 | $ | 0.01 |
| Diluted earnings per share | $ | 0.01 | $ | 0.01 |



BlackRock Ventures Inc.: 2600, 605 – 5 Avenue SW, Calgary, Alberta T2P 3H5 T: (403) 233-2253 Fax: (403)263-0437 Web site: blackrock-ven.com